FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of July, 2004

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X                           Form:40-F_______
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE FINANCIAL STATEMENTS ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250,
333-13254, 333-13252, 333-13236, 333-111931), AND ON FORM F-3 (REGISTRATION
STATEMENT NO. 333-115475), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADCOM REPORTS RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2004. Dated July 19, 2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Radcom Ltd.
                                           (Registrant)

Dated: July 19, 2004                    By: / S / David Zigdon
                                            --------------------------

                                           David Zigdon
                                           Chief Financial Officer




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                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Press Release: RADCOM REPORTS RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2004. Dated July 19, 2004.

                                  EXHIBIT 10.1




Contact:
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.com



                RADCOM REPORTS RESULTS FOR THE SECOND QUARTER AND
                               FIRST HALF OF 2004
      -- Continued Cellular Performer Strength and Rising Omni-Q Demand --

         TEL-AVIV, Israel--July 19, 2004-- RADCOM Ltd. (NASDAQ: RDCM) today announced unaudited financial results for the second quarter and six months ended June 30, 2004.

         Revenues for the second quarter of 2004 were $3,318,000, an increase of 36% compared to $2,436,000 in the second quarter of 2003. Net loss for the second quarter of 2004 was $675,000, or $0.05 per share, compared to a net loss of $1,680,000, or $0.16 per share, for the second quarter of 2003. For a meaningful comparison of per share data, please note that the Company's weighted average number of ordinary shares increased to 14,395,338 in the second quarter of 2004 compared to 10,492,050 in the second quarter of 2003.


         Revenues for the first half of 2004 were $6,822,000, an increase of 69% compared to $4,036,000 for the first half of 2003. Net loss for the first six months of 2004 was $1,251,000, or $0.10 per share, compared to a net loss of $4,860,000, or $0.46 per share, for the first six months of 2003. For a meaningful comparison of per share data, please note that the Company's weighted average number of ordinary shares increased to 12,492,464 in the first half of 2004 compared to 10,492,050 in the first half of 2003.


         Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "The second quarter was marked by continued strong European sales of both the Cellular Performer and our Omni-Q Voice Quality Management solution. However, sales in North America were weak, resulting in lower total revenues than we had expected. To improve our performance in this critical market, we have recently appointed Mr. Avi Zamir as President of our US subsidiary and have given him the resources required to address the problem."

         Mr. Toussia-Cohen continued, "At the same time, we are encouraged by the momentum which continues to build in other regions. During the quarter, we recorded Cellular Performer orders from both new and repeat customers, reflecting its increasing recognition as a powerful monitoring and troubleshooting tool for the rising number of UMTS and 3G initiatives. We also began marketing our new Cellular Expert, an extension that transforms the Performer into a new form of probe-based network analyzer. Its ability to deliver previously unavailable information about service usage as well as network performance opens up new large-scale opportunities for RADCOM, as evidenced by our new cooperation with TTI and other potential partners.


         "In addition, we continue to see an upsurge in Omni-Q interest and sales, reflecting the worldwide increase in large-scale VoIP deployments. During the quarter, we closed initial Omni-Q orders from a major European national service provider, as well as from a large vendor who is using it to ensure the performance of its systems at customer sites. Each initial Omni-Q order has the potential to lead to multiple, larger-scale repeat orders over time."

         Mr. Toussia-Cohen concluded, "Overall, we feel that market trends are working in our favor, and are confident in our solutions and team. Our focus in the quarters ahead is to improve our North American performance and to achieve additional sales of the Cellular Expert."


         A teleconference to discuss the results will be held today, July 19th, at 9:00 a.m. Eastern Daylight Time. To participate, please call 1-800-230-1074 from the U.S., or +1-612-332-0637 from international locations, approximately five minutes before the call is scheduled to begin. A replay of the call will be available from 10:45 AM Eastern Time on July 19th until midnight July 26th. To access the replay, please call 1-800-475-6701 from the U.S., or +1-320-365-3844 from international locations, and use the access code 738507.

         The conference call can also be accessed online at www.radcom.com.

                                       ###

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. For more information, please visit www.RADCOM.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission. The Company does not undertake to update forward-looking statements.


                            (Financial tables follow)





                                                       RADCOM Ltd.                                             RADCOM REPORTS/3
                                          Consolidated Statements of Operations

                                     (1000's of U.S. dollars, except per share data)

                                                        Three months ended                        Six months ended
                                                             June 30,                                 June 30,


                                                         2004                  2003              2004                2003

                                                     (unaudited)             (unaudited)      (unaudited)      (unaudited)

                                               ---------------------------------------------------------------------------

Sales                                                  $ 3,318             $  2,436             $ 6,822             $ 4,036

Cost of  sales*                                          1,077                1,026               2,221               2,647
                                               ----------------------------------------------------------------------------
Gross profit                                                                                                          1,389
                                                         2,241                1,410               4,601


Research and development, gross                          1,255                1,486               2,501               2,903

Less - royalty-bearing participation                       402                  556                 902               1,007
                                               ----------------------------------------------------------------------------
Research and development, net                                                   930                                   1,896
                                                           853                                    1,599

Sales and marketing                                      1,662                1,785               3,406               3,607

General and administrative                                 419                  399                 871                 792
                                               ----------------------------------------------------------------------------

Total operating expenses                                 2,934                3,114               5,876               6,295
                                               ----------------------------------------------------------------------------

Operating loss                                            (693)              (1,704)             (1,275)             (4,906)

Financing income, net                                       18                   24                  24                  46
                                               ----------------------------------------------------------------------------

Net loss                                                  (675)              (1,680)             (1,251)             (4,860)
                                               ============================================================================
Basic loss per ordinary share                          $ (0.05)             $ (0.16)            $ (0.10)        $     (0.46)
                                               ============================================================================
Weighted average number of                          14,395,338           10,492,050          12,492,464          10,492,050
    ordinary  shares (basic)
* Cost of Sales for the first six months of 2003 included an inventory write-off in the amount of
  $960,000

                                                            (Additional table to follow)


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


                                                                                                  RADCOM REPORTS/4

                                                    RADCOM Ltd.
                                            Consolidated Balance Sheets
                                              (1000's of U.S. dollars)
                                                                         As of                      As of
                                                                      June 30, 2004           December 31, 2003
                                                                      (unaudited)               (audited)



                                                              ----------------------------------------------------
  Current Assets

       Cash and cash equivalents                                           7,923                    5,614


       Marketable securities                                               2,001                     -
       Trade receivables, net                                              3,323                    3,769

       Inventories and inventory prepayments                               1,928                    1,739
       Other current assets                                                  728                      346
                                                              ----------------------------------------------------

  Total Current Assets                                                    15,903                   11,468
                                                              -----------------------------------------------------


  Assets held for severance benefits                                       1,576                    1,449
                                                              ----------------------------------------------------

  Property and equipment. net                                              1,264                    1,486

                                                              ----------------------------------------------------

  Total Assets                                                            18,743                   14,403
                                                              =====================================================


  Liabilities and Shareholders' Equity
  Current Liabilities
       Short-term bank credit                                                198                       -
       Trade payables                                                      1,661                    1,152
       Other payables and accrued expenses                                4,210                    4,849
                                                              ----------------------------------------------------

  Total Current Liabilities                                                6,069                    6,001
                                                              ----------------------------------------------------



  Liability for employees severance pay benefits                           2,244                    2,156
                                                              -----------------------------------------------------


  Total Liabilities                                                        8,313                    8,157
                                                              -----------------------------------------------------


  Shareholders' Equity
       Share capital                                                         100                       57
       Additional paid-in capital                                         43,665                   38,273
       Accumulated deficit                                               (33,335)                 (32,084)
                                                              ----------------------------------------------------
  Total Shareholders' Equity                                              10,430                    6,246


                                                              -----------------------------------------------------


  Total Liabilities and Shareholders' Equity                              18,743                   14,403
                                                              ====================================================
